Form 12b-25
                    [As last amended in Release No. 34-35113,
                        December 19, 1994, 59 F.R.67742.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

     For Period Ended:  FEBRUARY 28, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
-------------------------------------------------------------------------------

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

-------------------------------------------------------------------------------

Part I - Registrant Information
-------------------------------------------------------------------------------

  CRESTED CORP.
-------------------------------------------------------------------------------
Full name of Registrant

-------------------------------------------------------------------------------
Former Name if Applicable

  877 NORTH 8TH WEST
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

  RIVERTON, WY 82501
-------------------------------------------------------------------------------
City, State and Zip Code

-------------------------------------------------------------------------------

Part II - Rules 12b-25(b) and (c)
-------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
-------------------------------------------------------------------------------

Part III - Narrative
-------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


        Accounting for the receipt of funds relating to the Sheep Mountain Partners arbitration/litigation has generated accounting issues requiring the review by both the Registrant's in house and independent accounting staffs, as well as legal counsel. Due to a very recent ruling in the arbitration/litigation; an appeal of the arbitraion proceedings to the 10th Circuit Court of Appeals, and unrelated tax audit matters by the Internal
Revenue Service, the Registrant's in house and independent accounting staffs have been unable to resolve the complex issues concerning accounting for funds relating to the SMP arbitration/litigation in time for the 10-Q due April 14, 1997.

     The Registrant will file the Form 10-Q Report on or before April 19, 1997.

-------------------------------------------------------------------------------

Part IV - Other Information
-------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification.

          DANIEL P. SVILAR          (307) 856-9271
          ----------------          --------------

     (2) Have all other period reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                               [ X ]Yes  [   ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [ X ]Yes  [   ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Pending the resolution of a deferred income issue with Registrant's independent accountant, the nine months ended February 28, 1997 is expected to show either a loss of $810,600 compared to a loss of $1,158,200 for the nine months ended February 29, 1996, or net income before taxes of $1,293,200 if the deferred income received from the SMP Arbitration is recognized as income.

        For the comparable three months periods, Registrant had a loss of $319,000 in the three months ended February 28, 1997, compared to a loss of $608,100 for the same period in 1996. However, if the deferred income from the SMP Arbitration/litigation is taken into income, Registrant will report pre-tax income of $1,784,800 for the period.


                               CRESTED CORP.
          -------------------------------------------------------
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 14, 1997       By:      s/ Daniel P. Svilar
      -------------------          ------------------------------
                                   Daniel P. Svilar, Secretary